Media Release

Basel, 12 January 2015

Roche enters a broad strategic collaboration with Foundation Medicine in the field of molecular information in oncology

Collaboration leverages both companies’ strengths to advance the progress of personalized treatments for patients with cancer

•
Roche to acquire a majority interest in Foundation Medicine (FMI) of up to 56.3% on a fully diluted basis through a tendzer and acquisition of newly issued shares. Roche will tender for approximately 15.6 million Foundation Medicine shares at USD 50 per share with an aggregate tender value of approximately USD 780 million. Roche will also invest USD 250 million in Foundation Medicine by acquiring 5 million newly issued shares at USD 50 per share.

•
Partnership includes both a broad R&D collaboration with the potential for more than USD 150 million funding by Roche to accelerate FMI’s new product development initiatives, optimize treatments for oncology patients, and better design and understand the results of clinical trials based on molecular information, as well as commercial collaboration agreements aimed at expanding the global sales efforts for FMI’s current and future products.

•
Michael J. Pellini, MD, FMI’s president and CEO, and FMI’s management team, will continue to lead FMI post-closing; Company will maintain operational independence; Roche to obtain minority representation on the expanded FMI Board of Directors; Roche and FMI Boards of Directors have unanimously approved the transaction.

Roche (SIX: RO, ROG; OTCQX: RHHBY) and Foundation Medicine, Inc. (NASDAQ: FMI) announced today that they will enter into a broad strategic collaboration to further advance FMI’s market-leading position in molecular information and genomic analysis while providing Roche a unique opportunity to optimize the identification and development of novel treatment options for cancer patients.

“We are very pleased to enter into this collaboration with FMI, which has the potential to improve both the development of medicines and patient care,” said Daniel O’Day, COO of Roche Pharma. “By combining FMI’s pioneering approach to genomics and molecular information with Roche’s expertise in the field of oncology, we can bring personalized healthcare in oncology to the next level.”

F. Hoffmann-La Roche Ltd	4070 Basel Switzerland	Group Communications Roche Group Media Relations	Tel. +41 61 688 88 88 Fax +41 61 688 27 75 www.roche.com
1/5

The emerging field of molecular information and genomic analysis will play an increasingly important role for future medicines and diagnostic solutions, in particular for cancer patients. FMI supports physicians by providing comprehensive molecular information to characterize a tumor that is being matched with approved targeted therapy options and novel treatments under development. Understanding the comprehensive genomic profile of a cancer patient’s disease will enable better personalized healthcare solutions to optimize treatment outcomes for patients.

“We are excited to announce this strategic collaboration with Roche, which will help accelerate our business, and importantly, represents significant potential for individuals with cancer around the world. We believe that putting molecular information at the center of cancer care will help transform the delivery of care for patients and speed the pace of drug discovery and development,” said Michael J. Pellini, M.D., President and Chief Executive Officer of Foundation Medicine. “The structure of our agreement with Roche also allows us to maintain the entrepreneurial spirit at Foundation Medicine and ensures that our business model, network of partnerships and objectives are not altered.”

Novel approaches to R&D, Product Development and Commercialization
Under the terms of the R&D collaboration agreement, Roche is committing to R&D funding of potentially more than USD 150 million for a minimum of five years and will contribute its expertise and breadth in oncology. FMI will continue to operate independently and will contribute its experience in the development of comprehensive genomic profiling tests for oncology. The initial focus of the R&D collaboration will be on developing genomic profile tests for cancer immunotherapies and for continuous blood-based monitoring.
Roche will be able to utilize FMI’s proprietary molecular information platform to standardize clinical trial testing. This aspect of the relationship is designed to enable comparability of clinical trial results for R&D purposes, and ultimately in the clinic. FMI’s pharmaceutical business will not be impacted and could be enhanced as FMI capabilities increase with the investments and experience in working with Roche as a customer.

The R&D collaboration and FMI’s current and future tests are expected to deliver insights to support development of combination therapies, novel targets, more accurate patient population identification and inclusion in clinical trials, and next generation companion diagnostics. The intention is to improve decision making and support optimization of patient care as oncology management becomes more complex.  In addition to the R&D collaboration, both parties also agreed to a commercial collaboration agreement designed to broaden FMI’s position across clinical and molecular information markets. Specifically, Roche

2/5

will obtain rights ex-US (under the FMI brand) to existing FMI products, as well as to future co-developed products. In the U.S., Roche will engage its U.S. medical education team in providing medical information to pathologists.

The collaboration agreements will become effective upon the completion of Roche’s direct investment in FMI and the tender offer, as described below.

Transaction Structure and Governance
Under the terms of the contemplated transaction, Roche will invest USD 250 million in FMI at a per share issuance price of USD 50 (5 million shares) to fund FMI operations and development. In addition, Roche will commence a tender offer at a per share price of USD 50, which, when combined with Roche’s direct investment in FMI, will result in Roche owning a minimum of 52.4% and a maximum of 56.3% of FMI on a fully diluted basis. The offer price constitutes a 109% premium over the closing price of last Friday, January 9, 2015.
The completion of Roche’s direct investment in FMI, and the successful outcome of the tender offer, as well as the execution of the collaboration agreements are all cross-conditional subject to Foundation Medicine shareholder approval, clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

The transaction has been unanimously approved by the FMI Board of Directors. In addition, Third Rock Ventures, Kleiner Perkins Caufield & Byers and Google Ventures, three shareholders owning a combined approximate 31% of FMI equity, have entered into a support agreement pursuant to which they have each committed to vote in favor of the transaction and to tender at least a majority of their shareholdings in the tender offer.

Upon the closing, FMI’s board of directors will be increased to 9 directors and will include three designees of Roche, including Daniel O’Day. Four existing independent directors of Foundation Medicine and Michael Pellini, MD, will continue as directors and one new independent director will be added. It is anticipated that Alexis Borisy will remain Chairman.

The transaction is expected to close in the second quarter of 2015.

Citi is acting as financial advisor to Roche and Davis Polk & Wardwell LLP is acting as legal counsel to Roche. Goldman, Sachs & Co. is acting as financial advisor to FMI and Goodwin Procter LLP is acting as

3/5

legal counsel to FMI.

About Foundation Medicine
Foundation Medicine (NASDAQ: FMI) is a molecular information company dedicated to a transformation in cancer care in which treatment is informed by a deep understanding of the genomic changes that contribute to each patient’s unique cancer. The company’s clinical assays, FoundationOne for solid tumors and FoundationOne Heme for hematologic malignancies, sarcomas and pediatric cancers, provide a fully informative genomic profile to identify the molecular alterations in a patient’s cancer and match them with relevant targeted therapies and clinical trials. Foundation Medicine’s molecular information platform aims to improve day-to-day care for patients by serving the needs of clinicians, academic researchers and drug developers to help advance the science of molecular medicine in cancer. For more information, please visit http://www.FoundationMedicine.com or follow Foundation Medicine on Twitter (@FoundationATCG).

Foundation Medicine® and FoundationOne® are registered trademarks of Foundation Medicine, Inc.

About Roche
Headquartered in Basel, Switzerland, Roche is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. Roche is the world’s largest biotech company, with truly differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and neuroscience. Roche is also the world leader in in vitro diagnostics and tissue-based cancer diagnostics, and a frontrunner in diabetes management. Roche’s personalised healthcare strategy aims at providing medicines and diagnostics that enable tangible improvements in the health, quality of life and survival of patients. Founded in 1896, Roche has been making important contributions to global health for more than a century. Twenty-four medicines developed by Roche are included in the World Health Organisation Model Lists of Essential Medicines, among them life-saving antibiotics, antimalarials and chemotherapy.

In 2013 the Roche Group employed over 85,000 people worldwide, invested 8.7 billion Swiss francs in R&D and posted sales of 46.8 billion Swiss francs. Genentech, in the United States, is a wholly owned member of the Roche Group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan. For more information, please visit www.roche.com.

All trademarks used or mentioned in this release are protected by law.

4/5

Roche Group Media Relations
Phone: +41 -61 688 8888 / e-mail: roche.mediarelations@roche.com
- Nicolas Dunant (Head)
- Ulrike Engels-Lange
- Štěpán Kráčala
- Nicole Rüppel
- Claudia Schmitt
- Nina Schwab-Hautzinger

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
SOME OF THE STATEMENTS CONTAINED IN THIS ANNOUNCEMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE TRANSACTION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE TRANSACTION, INCLUDING REGULATORY APPROVAL FOR THE TRANSACTION, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN FOUNDATION MEDICINE’S PUBLIC FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), INCLUDING THE “RISK FACTORS” SECTIONS OF FOUNDATION MEDICINE’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013 AND SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q, AS WELL AS THE TENDER OFFER STATEMENT ON SCHEDULE TO AND RELATED TENDER OFFER MATERIALS TO BE FILED BY ROCHE AND THE SOLICITATION/RECOMMENDATION ON SCHEDULE 14D-9 TO BE FILED BY FOUNDATION MEDICINE. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. ROCHE AND FOUNDATION MEDICINE DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS REPORT OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL FOUNDATION MEDICINE COMMON STOCK. THE OFFER TO BUY FOUNDATION MEDICINE COMMON STOCK WILL ONLY BE MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS (WHICH WILL BE FILED BY ROCHE WITH THE SEC AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER (WHICH WILL BE FILED BY FOUNDATION MEDICINE WITH THE SEC) WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE AND FOUNDATION MEDICINE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS, AND THE SOLICITATION/RECOMMENDATION STATEMENT, MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER.

2/5